

September 29, 2011

<u>Via Facsimile</u>
M. Michael Owens
Vice President and CFO
United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, Texas 75240

> **Re:** **United States Lime & Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **File No.: 0-04197**

Dear Mr. Owens:

We have reviewed your response letter dated August 31, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1: Business, page 1

Drilling Activity, page 7

1.   We have reviewed your response to prior comment one and believe that you are required to provide the disclosures of Item 1205(a)(1) and (2) of Regulation S-K. Please revise future filings accordingly.

Production Activity, page 8

2.   We have reviewed your response to prior comment two and believe that you are required to provide the disclosures of Item 1208 of Regulation S-K. Please revise future filings accordingly.

Item 8: Financial Statements, page 28

Note 1: Summary of Significant Accounting Policies, page 35

Note (i): Property, Plant and Equipment, page 37

3.   We have reviewed your response to prior comment three and we note that you group the kilns held at various plants. To help us better understand the basis for your asset grouping, please identify for us the approximate geographic regions where the majority of the kiln related products were delivered for 2010 for each of your plants that contain kilns

4.   In addition, it is not clear how you view your remaining plants and facilities as it relates to the lowest level of identifiable cash flows that is largely independent of the cash flows of other assets and liabilities. Please identify for us the lowest level asset groupings for the remainder of your lime and limestone operations and briefly address the factors you considered in your determination, including the fact that your products are transported to customers generally within a radius of 400 miles of each of your plants. For example, please address which, if any, of your plants / facilities represent a lowest level asset group, which contain multiple lowest level assets groups, and which are aggregated to form a lowest level asset group.

5.   Please confirm that you will review all pertinent facts and circumstances related to the future idling of kilns as it relates to FASB ASC 360-10-35-21. An anticipated idling of a significant duration due to a market slowdown could be an event or change in circumstances that indicates a carrying amount may not be recoverable.

Note 9: Business Segments, page 48

6.   We have reviewed your response to prior comment four. To help us better understand how your operations relate to your segment presentation under FASB ASC 280-10, please provide us a copy of the financial reports and any presentations utilized by your chief operating decision maker to assess the fiscal 2010 operating results of your segments.

7.   We have reviewed your response to prior comment five. Based on the information provided on page one of your Form 10-K regarding your different products and on your website regarding your different products and markets served, particularly the different primary uses for some of your products, it appears that further disclosure regarding the revenues attributable to your different products is required. Please provide us with additional detail analyzing the similarities and dissimilarities of your products, including approximate pricing, costs, and sales volumes by product and market, to support your presentation. Alternatively, please provide us with sample disclosure showing revenue attributable to your products in accordance with FASB ASC 280-10-50-40.

You may contact Michael Fay at 202-551-3812 or Kim Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant